T. Rowe Price Spectrum Fund, Inc. Spectrum Growth Fund Spectrum Income Fund Spectrum International Fund

The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.